From:   Eric Nickerson, Controller
            LGA Holdings, Inc.
            3380 N El Paso St. Ste G
            Colorado Springs, CO 80907

                                                                                                                      January 7, 2009

To:  Patrick Gilmore
       Accounting Branch
       Division of Corporate Finance
       Securities and Exchange Commission
       Washington, D.C. 20549

Re:  File No. 000-18113

Dear Mr. Gilmore,

     In response to the comments in your letter to us of December 10, 2008, I have prepared an amended filing of our Fiscal 2008 Form 10-KSB/A.  All of the changes in the amended filing are found in Items 8A and 8A(T) Controls and Procedures.  The changes fully address the deficiencies noted in your letter of December 10, 2008.

To respond specifically to the enumerated comments in your letter:

Comment #1:  Our filing has been altered in accordance with your recommendation in the final paragraph of Item 8A.

Comment #2:  Our filing has been altered in accordance with your recommendation in the final paragraph of Item 8A.

Comment #3, first bullet:  Our filing has been altered in the first paragraph of Item 8A(T) to identify the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Comment #3, second bullet:  Our filing has been altered in the second paragraph of Item 8A(T) to disclose the changes made to the Company’s internal control over financial reporting identified in connection with the evaluation discussed in the first paragraph of Item 8A(T).

Comment #4:  The full definition of disclosure controls and procedures was inadvertently truncated to the version provided in the filing.  Our future filings of Form 10Q will contain the full definition of disclosure controls and procedures in accordance with the guidance given in Comment #4.

Comment #5:  In future filings of Form 10Q, we will not include titles of certifying individuals.

Sincerely,

/s/ Eric Nickerson
Eric Nickerson
Controller